ALLIED GOLD LIMITED

6 July 2007

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

CHANGE IN DIRECTORS INTEREST NOTICE

Please find attached an amended Directors Interest Notice for Mark Victor Caruso to replace the notice lodged on 29 June 2007.

Yours faithfully

Peter Torre
Company Secretary

.

ACN 104 855 067
Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Victor Caruso
Date of last notice	19 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct/Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Caruso is a director of Zurich Bay Holdings Pty Ltd and has a relevant interest in that company's issued capital
Date of change	29 June 2007
No. of securities held prior to change	1,977,693 ordinary shares (held both directly and indirectly) 1,000,000 $0.20 Listed Options held directly 1,000,000 $0.30 Unlisted Options held directly 1,000,000 $0.40 Unlisted Options held directly
Class	FULLY PAID ORDINARY SHARES
Number acquired	3,000,000 ordinary shares pursuant to the exercise of options acquired directly
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,000,000 shares at $0.20 1,000,000 shares at $0.30 1,000,000 shares at $0.40
No. of securities held after change	4,977,693 ordinary shares (held both directly and indirectly)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.